EXHIBIT 99.56

May 13, 2011	News Release 11-17

Pretivm Reports First Quarter 2011 Results

Vancouver, British Columbia (May 13, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report the following highlights from the first quarter of 2011 and updates for its Brucejack and Snowfield projects in northern British Columbia.

First Quarter 2011 Highlights:

•	High-grade resource outlined at Brucejack using a cut-off grade of 5.0 grams of gold-equivalent per tonne;

•	A Preliminary Economic Assessment (PEA) of the Brucejack high-grade resource, now expected in June 2011;

•	A 134% increase in total gold and silver resources at the Brucejack project;

•
Following completion of the quarter, the announcement of cooperation agreements with Seabridge Gold Inc. including the preparation of an engineering study examining the economics of combining Pretivm’s Snowfield Project and Seabridge’s KSM Project as a single operation;

•	Secondary offering by principal shareholder Silver Standard Resources Inc. which reduced its equity interest in Pretivm to approximately 28% (22% assuming the exercise of all warrants); and

•	Working capital of $44.6 million at the end of the quarter.

Brucejack Project

In February, Pretivm announced a 134% increase in bulk tonnage gold and silver resources at Brucejack from 2010 to 2011 with Measured and Indicated gold resources of 8.18 million ounces of gold and 116.2 million ounces of silver (297 million tonnes grading 0.86 grams of gold and 12.17 grams of silver per tonne) and Inferred resources of 12.56 million ounces of gold and 151.2 million ounces of silver (542.5 million tonnes grading 0.72 grams of gold and 8.67 grams of silver per tonne) at a cut-off grade of 0.30 grams of gold-equivalent per tonne.

Within the bulk tonnage resource a higher-grade resource was defined using a cut-off grade of 5.0 grams of gold-equivalent per tonne.  This higher-grade resource comprises Measured and Indicated resources of 903,000 ounces of gold and 21.92 million ounces of silver (3.67 million tonnes grading 7.66 grams per tonne gold and 185.84 grams per tonne silver) and Inferred resources of 1.90 million ounces of gold and 7.45 million ounces of silver (4.71 million tonnes grading 12.54 grams per tonne gold and 49.24 grams per tonne silver).  (See news release dated February 22, 2011 for Brucejack resource estimates.)

A PEA examining the economics of an underground mining operation at Brucejack commenced in the first quarter and is expected to be completed in June.

The Brucejack property was the subject of extensive historical exploration with a particular focus on the West Zone, which included 49,800 meters of drilling and over five kilometers of underground development.  A feasibility study for the West Zone was completed in 1990 and a Mine Approval Certificate was granted for a 350 tonne/day operation. The Brucejack project to date comprises nine modeled deposits, with new mineralized areas identified in the 2009 and 2010 exploration programs.  The mineralization at Brucejack remains open in all directions, demonstrating the potential to further expand resources.

A drill program of over 50,000 meters primarily focused on the known areas of high-grade mineralization at Brucejack, particularly the recently-discovered Valley of the Kings Zone, will commence this month with crews now mobilizing to site.

Snowfield Project

An updated mineral resource estimate for Snowfield was announced in February, with Measured and Indicated gold resources totalling 25.92 million ounces (1,370.1 million tonnes grading 0.59 grams per tonne) and Inferred gold resources totalling 9.03 million ounces (833.2 million tonnes grading 0.34 grams per tonne) at a cut-off grade of 0.30 grams of gold-equivalent per tonne. Snowfield is a gold-enriched porphyry deposit which also hosts significant silver, copper, molybdenum and rhenium resources.  (See news release dated February 23, 2011 for Snowfield resource estimates.)

Subsequent to the end of the quarter, Pretivm announced the signing of a Mutual Confidentiality and Cooperation Agreement and a Mutual Access Agreement with Seabridge Gold Inc., whose KSM project shares a common boundary with Snowfield.  The Mutual Confidentiality and Cooperation Agreement provides for, amongst other things, the completion of an engineering study examining the economics of combining Pretivm’s Snowfield project and Seabridge’s KSM project into one operation.  The study is expected to be completed in the fourth quarter of 2011.  On completion of the study, Pretivm will determine how to best advance the Snowfield project.

Other Developments

At the end of the first quarter, Pretivm announced a secondary offering by its principal shareholder, Silver Standard Resources Inc.  The secondary offering consisted of an aggregate of 11,500,000 units at a price of $10.00 per unit, with each unit consisting of one common share owned by Silver Standard and one-half of one common share purchase warrant of Pretivm.  Each whole warrant is exercisable to purchase one common share of Pretivm owned by Silver Standard at a price of $12.50 per share for a period of 12 months following the closing on April 8, 2011. With the closing of the secondary offering, Silver Standard reduced its share position from 42.3% to 28.9%. Assuming all the warrants are exercised, its share position will be reduced to 22.1%.

Pretivm’s working capital as at March 31, 2011 was $44,639,808 which is sufficient to fund its currently planned exploration programs.

Pretivm’s unaudited consolidated financial statements and Management Discussion and Analysis for the three months ended March 31, 2011 will be available on SEDAR.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.